209 Perry Parkway,Suite 7 Gaithersburg, MD 20877 2143
Ph: (240) 499-2680 Fax: (240) 499-2690
www.cytomedix.com

August 14, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Brian Cascio – Accounting Branch Chief

Re:	Cytomedix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 15, 2012
Form 8-K/A dated February 8, 2012
Filed March 29, 2012
File No. 001-32518

Dear Mr. Cascio:

The following responses address the comments by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in a comment letter dated August 7, 2012 (the “Comment Letter”) relating to the above-referenced filings of Cytomedix, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter, or why the Company believes that no changes to its disclosures are necessary. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. In addition, the Company is filing its Quarterly Report on Form 10-Q for the period ended June 30, 2012 and Form 8-K/A (Amendment No. 2) to include certain additional disclosures responsive to the comments below.

Comment 1.   Please revise future filings to include the following disclosures for the acquisition of Aldagen, Inc., as required by FASB ASC 805.

-          The primary reasons for the business combination and a description of how the acquirer obtained control of the acquire;

-          A qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors;

-          The method of determining the fair value of equity instruments issued as consideration, including the replacement warrants;

-          A description of the contingent consideration arrangement and the basis for determining the amount of the payment;

-          Significant assumptions related to the valuation of contingent consideration;

209 Perry Parkway,Suite 7 Gaithersburg, MD 20877 2143
Ph: (240) 499-2680 Fax: (240) 499-2690
www.cytomedix.com

-          An estimate of the range of outcomes for the contingent consideration (undiscounted) or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated. If the maximum amount of the payment is unlimited, you should disclose that fact.

Response:      The Company has revised its Quarterly Report on Form 10-Q for the second quarter ended June 30, 2012 and will continue such disclosures in its future filings to include the additional disclosures required by ASC 805 as set forth in the comment above. The following additional disclosures were added to Note 3 to the condensed consolidated financial statements contained in our period report on Form 10-Q for the quarter ended June 30, 2012:

1.           Cytomedix develops, sells, and licenses regenerative biological therapies intended to aid the human body in regenerating/healing itself, to primarily address the areas of wound care, infection control, and orthopedic surgery. On February 8, 2012, the Company acquired control of Aldagen, Inc. (“Aldagen”) by purchasing all of Aldagen’s issued and outstanding capital stock and convertible promissory notes. The acquisition of Aldagen allows the Company to expand its approach to developing regenerative biological therapies, by using Aldagen’s proprietary ALDH bright cell ("ALDHbr") technology.

2.           As the Series E Preferred Stock contains no liquidation preferences or special dividend rights, and is automatically converted into common stock once sufficient common stock is authorized, the Company determined that its fair value is essentially the same as the fair value of the underlying common stock into which it is exchangeable. Accordingly, the Company valued the Series E Preferred Stock using the closing price of its common stock on the acquisition date.

Aldagen’s former investors have the right to receive up to 20,309,723 shares of the Company’s common stock contingent upon the achievement of certain milestones related to the current ALD-401 Phase II clinical trial. The total undiscounted value of the contingent consideration assuming the successful completion of all specified milestones and using the Company’s stock price as of the acquisition date is approximately $28.4 million. As of the acquisition date, the Company recorded $11.1 million in contingent consideration. The Company determined the fair value of the contingent consideration with the assistance of a third party valuation expert; the fair value was determined using a probability weighted cash flow approach, which includes unobservable inputs such as projected achievement of certain technical milestones, the estimated dates of the achievement of the milestones, and discount rate.

The Company determined the fair value of the Replacement Warrants using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the use of unobservable inputs such as the expected term, anticipated volatility and expected dividends.

3.           Identifiable intangible assets associated with trademarks and trade names will be amortized on a straight-line basis over their estimated useful lives of 20 years. Identifiable intangible assets associated with IPR&D are initially classified as indefinite lived; such classification will be reassessed every reporting period based on the status of the research and development projects. Goodwill, primarily related to expected clinical and commercial synergies gained from combining operations, sales growth from future product offerings and customers, together with certain intangible assets that do not qualify for separate recognition, including assembled workforce, is not tax deductible since the transaction was structured as a tax-free exchange, and is considered an indefinite lived asset.

209 Perry Parkway,Suite 7 Gaithersburg, MD 20877 2143
Ph: (240) 499-2680 Fax: (240) 499-2690
www.cytomedix.com

Comment 2.   We see that a significant amount of purchase price was allocated to in process research and development (IPR&D). Please tell us how you determined the fair value of the IPR&D. Similar disclosure should also be included within critical accounting policies in future filings. Refer to FASB ASC 730-10-15-4 (f) and 805-20.

Response:        The Company determined the fair value of the acquired IPR&D with the assistance of a third party valuation expert. We considered various approaches to determining fair value, including a Market Approach, an Asset Approach, and an Income Approach. In considering the Income Approach, since a future income stream related to the IPR&D can be readily forecasted and the use of other tangible and intangible assets in generating that future income stream can be reasonably quantified (through the application of a capital charge for each asset), we determined that an excess earnings method could be utilized to arrive at an indication of value. Based on our analysis concerning the IPR&D, we concluded that the Income Approach, using an excess earnings method, offered the most reliable indication as to its Fair Value.

We will add the following disclosure in our critical accounting policies:

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the net tangible and intangible assets acquired in business combinations. The Company conducts an impairment test of goodwill on an annual basis as of October 1 of each year. The Company will also conduct tests if events occur or circumstances change that would, more likely than not, reduce the fair value of the Company below its carrying value.

Indefinite lived intangible assets consist of in-process research and development (IPR&D) acquired in the acquisition of Aldagen. The acquired IPR&D consists of specific cell populations (that are related to a specific indication) and the use of the cell populations in treating particular medical conditions. The Company evaluates its indefinite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, and at least on an annual basis on October 1 of each year, by comparing the fair value of the asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, the Company would recognize an impairment loss in the amount of that excess.

Identifiable intangible assets with finite lives consist of trademarks, technology (including patents), and customer relationships acquired in business combinations. These intangibles are amortized using the straight-line method over their estimated useful lives. The Company reviews its finite-lived intangible assets for potential impairment when circumstances indicate that the carrying amount of assets may not be recoverable.

Comment 3.   As a related matter, please expand future filings to include disclosure about the nature of the IPR&D. This disclosure may be included in critical accounting policies within MD&A. The revised disclosure should include the following, to the extent applicable:

-          Nature of projects acquired;

-          Summary of values assigned to IPR&D by technology/product;

-          Status of the development of the work at acquisition date and current date;

209 Perry Parkway,Suite 7 Gaithersburg, MD 20877 2143
Ph: (240) 499-2680 Fax: (240) 499-2690
www.cytomedix.com

-          Nature and timing of remaining efforts for completion, including estimated completion date;

-          Value and risks of the purchased R&D;

-          How periods subsequent to the acquisition have been affected by completion of the project and introduction of the technology.

Response:

The following additional disclosures will be added to Note 10 to the condensed consolidated financial statements contained in our period report to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012:

The Company’s sole indefinite-lived intangible asset is its in-process research and development acquired in connection with its acquisition of Aldagen; no impairment charges were recorded during 2012. The in-process research and development asset consists of its ALDH bright cell platform. The Company is currently conducting a phase II clinical trial for this technology in ischemic stroke. Enrollment in that trial is expected to complete within the coming 12 months and top-line data is expected to be available approximately four months following completion of enrollment. If the trial is successful, it should provide efficacy data sufficient to appropriately power a phase III trial and would also further validate the technology. However, there is no assurance that this trial will be successful.

Comment 4.   Please tell us your accounting treatment for the warrant exercises discussed on page 6.

Response:

As described in Note 3 to the condensed consolidated financial statements:

Warrant Exercises

An offer was extended to certain holders of Company warrants (holding warrants to purchase approximately 5.7 million shares of the Company’s common stock) acquired in previously reported transactions in 2010 and 2011 requesting them to exercise their respective warrants pursuant to the terms of individually negotiated and executed warrant exercise agreements, in exchange for an equity sweetener. In consideration for such early exercises and estimated proceeds of approximately $2.8 million, the Company agreed to issue additional warrants to purchase an aggregate of 1,180,547 shares of common stock, at an exercise price per share of $1.42. Each warrant expires December 31, 2014 and, subject to call provisions of the warrant, is exercisable as follows: (i) commencing on the issuance date, for up to 30% of shares of the Company’s common stock under each warrant, and (ii) upon issuance of the final tranche of the Contingent Consideration, for the remaining balance of the warrant. Each warrant also contains exercise price adjustments, cashless exercise and other provisions customary to the instruments of this nature. See Note 14.

On February 8, 2012, prior to closing of the acquisition, all existing warrant holders who were offered the inducement had accepted the offer, and executed warrant exercise agreement outlining the terms and conditions (including the inducement offer). As part of the arrangement, the warrant holder has until June 30, 2012 to exercise their existing warrants, but they are obligated nonetheless to do so. The Company is obligated to issue common stock upon exercise of the warrants and receipt of the proceeds and likewise is obligated to issue the inducement warrants.

209 Perry Parkway,Suite 7 Gaithersburg, MD 20877 2143
Ph: (240) 499-2680 Fax: (240) 499-2690
www.cytomedix.com

Because the actual common stock are not issued, but the Company has an obligation to issue the shares, the Company assessed whether or not that obligation should be classified as an equity instrument. As of February 8, 2012, the Company had sufficient authorized shares to issue common stock upon exercise of the existing warrants as well as upon exercise of the inducement warrants. Therefore, the Company has concluded that the “common stock issuable” obligation to the inducement warrant holders should be classified in stockholders’ equity pursuant to the classification requirements of ASC 815-40-35 (formerly EITF 00-19), since “the company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding” and all other criteria in the “long test” of ASC 815-40-35 have been met.

Upon incurrence of the obligation the Company recorded the following:

Debit Inducement Expense	$1,051,371
Debit Subscription Receivable	$2,790,107
Credit “CS Issuable”		$2,790,107
Credit APIC		$1,051,371

As warrants are exercised and proceeds are received the Company records the following:

Debit Cash	$	XX,XXX
Debit CS Issuable	$	XX,XXX
Credit Proceeds receivable			$	XX,XXX
Credit CS			$	XX
Credit APIC			$	XX,XXX

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenues, page 21

Comment 5.   We see that you received a $2.5 million non-refundable fee in February 2012 (in addition to the $2.0 million fee received in the fourth quarter of 2011) from a top 20 global pharmaceutical partner. Please tell us the amount of revenue recorded from the 2012 and 2011 fees and the basis for the amount recognized and deferred in the first quarter of 2012. Future filings should also include enhanced disclosure about the basis for revenue recorded and deferred from this arrangement during each period presented.

Response:

As discussed in Note 3 to our consolidated financial statements and within our critical accounting policies included in our Annual Report on Form 10-K for the year ended December 31, 2011:

209 Perry Parkway,Suite 7 Gaithersburg, MD 20877 2143
Ph: (240) 499-2680 Fax: (240) 499-2690
www.cytomedix.com

In the fourth quarter 2011, the Company entered into (and subsequently amended) an option agreement with a global pharmaceutical company (“Global Pharma”) (the “Option Agreement”), pursuant to which Global Pharma had an exclusive option through February 3, 2012 to execute an agreement with the Company to license its AutoloGel system (the “License Agreement”). In connection with the execution of the Option Agreement, Global Pharma paid the Company a non-refundable fee of $2.0 million; Global Pharma had a right to extend the Option Agreement through June 30, 2012 for an additional nonrefundable fee of $2.5 million. The Option Agreement includes the proposed terms of the License Agreement, including (i) a product license fee, (ii) a next generation product license fee (iii) a royalty agreement to share in the profits from the sale of licensed products. If Global Pharma had not executed the License Agreement by February 3, 2012 or extended the Option Agreement pursuant to stated extension terms, then the Option Agreement would have terminated and the Company would have retained all fees paid to it by Global Pharma. In February 2012, Global Pharma extended the Option Agreement through June 30, 2012 and paid the Company an additional $2.5 million.

The Company has determined that the Option Agreement has multiple elements, including exclusivity during the two option periods and, if the License Agreement is executed, the product license and the next generation product license. Accordingly, total arrangement consideration is allocated to the various elements based on their relative estimated selling prices and will be recognized as revenue according to their specific characteristics. The Company has allocated $1.9 million of consideration to the first exclusivity and option period and, in 2011, recognized approximately $1.3 million of revenue related to that element.

In the first quarter of 2012 the Company recognized revenue of approximately $1.3 million related to this license agreement, consisting of:

☐          approximately $586,000 related to the exclusivity provided during the first contractual option period from October 14, 2011 through February 3, 2012 (for which the $2.0 million payment applied), and

☐          approximately $744,000 related to the exclusivity provided during the second contractual option period from February 3, 2012 through June 30, 2012 (for which the $2.5 million payment applied).

As discussed in Note 3 to the 2011 financial statements (above), the Company allocated total arrangement consideration to the various elements based on their relative selling prices, and as such allocated approximately $1.9 million to each of the two exclusivity periods. At March 31, 2012, approximately $1.8 million of the total $4.5 million received was deferred, to be recognized over the remaining exclusivity period (through June 30, 2012).

We will provide the following disclosure in our periodic report on Form 10-Q for the quarter ended June 30, 2012:

Note 4 — License Fees

In October 2011, the Company entered into an option agreement with a top 20 global pharmaceutical company granting the potential partner an exclusive option period through June 30, 2012 regarding U.S. supply and distribution of the AutoloGel System. In exchange for this period of exclusivity, to date we have received non-refundable fees totaling $4.5 million. The revenue for these non-refundable fees is recognized, on a straight-line basis, over the exclusive option period based on the relative selling price, with the remaining balance recognized at the expiration of the option period. The option period related to the non-refundable fees ended June 30, 2012 and, as a result, revenue has been recognized in full.

209 Perry Parkway,Suite 7 Gaithersburg, MD 20877 2143
Ph: (240) 499-2680 Fax: (240) 499-2690
www.cytomedix.com

Form 8-K/A dated February 8, 2012 filed on March 29, 2012

Exhibit 99.1 Report of Independent Registered Public Accounting Firm

Comment 6.   We see from the first paragraph that Ernst & Young audited the period from March 3, 2000 (inception) through December 31, 2011. Please have your auditors revise their report to opine on the inception to date financial statements. In addition, the audit report indicates that the audit was conducted in accordance with “auditing generally accepted in the U.S.” Please have your auditors revise their report to clarify that the audit was conducted in accordance with auditing standards generally accepted in the U.S. or the standards of the Public Company Accounting Oversight Board (United States). The city and state of the auditors should also be indicated in their revised report. Please refer to PCAOB Auditing Standard No. 1 and Rule 2-02 of Regulation S-X.

Response:

A copy of the revised and corrected Ernst & Young opinion (“E&Y”) Audit Report in response to the above-referenced comment is included in Amendment No. 2 to the 8-K/A which is filed contemporaneously with this submission.

Unaudited Pro Forma Condensed Combined Financial Data

Comment 7.   Please tell us why you include pro forma adjustments for the unrelated transactions discussed on page 4 that occurred simultaneously with the closing of the acquisition of Aldagen, Inc. It does not appear that the adjustments are “directly attributable” to the business combination under Article 11-02(b)(6) of Regulation S-X.

Response: As discussed on page 4 of the unaudited pro forma condensed combined financial data, certain transactions occurred simultaneously with the closing of the acquisition, but were not considered part of the purchase consideration, including:

☐	Issuance of Common Stock
☐	Redemption of Series A and Series B Redeemable Convertible Preferred Stock
☐	Series D Convertible Preferred Stock Conversions
☐	Warrant Exercises
☐	Post-Combination Stock-Based Compensation

The Company believes that while these transactions are not part of the purchase consideration, they are “directly attributable” to the transaction in that their consummation was a condition to closing of the acquisition agreement. Further, the proceeds from the issuance of common stock and warrant exercises contractually are to be used to fund Aldagen’s clinical trials and operating activities post-acquisition. In addition to being “directly attributable,” the Company believes they are “factually supportable” and have a “continuing impact” on the combined company, as discussed in Regulation S-X Article 11-02(b)(6).

209 Perry Parkway,Suite 7 Gaithersburg, MD 20877 2143
Ph: (240) 499-2680 Fax: (240) 499-2690
www.cytomedix.com

Further, the Company believes these transactions are similar to “additional financings” which may be shown as pro forma adjustments, as contemplated in the Division of Corporate Finance’s Financial Reporting Manual (FRM), section 3250.1(a)(2). Finally, the Company believes that the post-combination stock-based compensation should also be reflected as a pro forma adjustment following the guidance in FRM 3250.1(b), in that the awards were entered into as contemplated in the acquisition agreement.

Comment 8.   Regarding footnotes (G) and (H), please tell us the nature of the adjustments to gain on debt restructuring and other income (expense) and how you calculated the amount of the adjustment.

Response:     Both pro forma adjustments (G) and (H) adjust “other income (expense), net” on the pro forma condensed combined statement of operations. Neither adjusts “gain on debt restructuring.” Pro forma adjustment G represents the pro forma induced conversion of Series D Convertible Preferred Stock into 7,460,350 shares of common stock, in exchange for 330,000 shares of common stock (representing foregone dividends) and elimination of current year dividends.

The Company induced the Series D preferred stockholders to convert their preferred stock (into approximately 7.4 million common shares) prior to Closing, in exchange for a sweetener (representing foregone dividends) of approximately 330,000 shares of common stock (valued at $462,000, at $1.40 per share price on February 8, 2012). The Company considered whether this induced conversion of the convertible preferred stock is more akin to (i) an induced conversion of convertible debt or (ii) a redemption of preferred stock (pursuant to the guidance in ASC 505), to assess the proper accounting for the inducement.

Even though the Series D preferred stock is presented within permanent equity in its financial statements, the Company believes the inducement is more akin to an inducement to convert debt as opposed to the redemption of redeemable securities. Accordingly, the Company believes that the guidance contained in ASC 470-20-40-13 through 40-17 which applies to the accounting for inducement offers of convertible debt applies to this transaction by analogy. ASC 470-20-40-13 through 40-17 addresses limited-time inducement offers that induce prompt conversion. ASC 470-20-40-16 and 40-17 state:

If a convertible debt instrument is converted to equity securities of the debtor pursuant to an inducement offer, the debtor shall recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms. The fair value of the securities or other consideration shall be measured as of the date the inducement offer is accepted by the convertible debt holder. That date normally will be the date the debt holder converts the convertible debt into equity securities or enters into a binding agreement to do so. Until the debt holder accepts the offer, no exchange has been made between the debtor and the debt holder.

The guidance in the preceding paragraph does not require recognition of gain or loss with respect to the shares issuable pursuant to the original conversion privileges of the convertible debt when additional securities or assets are transferred to a debt holder to induce prompt conversion of the debt to equity securities. In a conversion pursuant to original conversion terms, debt is extinguished in exchange for equity pursuant to a preexisting contract that is already recognized in the financial statements, and no gain or loss is recognized upon conversion.

209 Perry Parkway,Suite 7 Gaithersburg, MD 20877 2143
Ph: (240) 499-2680 Fax: (240) 499-2690
www.cytomedix.com

Because the Company is offering an inducement to force conversion, it will expense the fair value of the inducement offer (equal to the number of shares issued using the closing price of the Company’s common stock on the issue date) when it is accepted.

Pro forma adjustment H represents the pro forma induced exercise of stock purchase warrants including the issuance of 5,666,826 shares of common stock and the receipt of exercise proceeds of approximately $2.8 million, in exchange for a sweetener of new stock purchase warrants to purchase 1,180,547 shares of common stock at $1.42 per share. Similar to the analysis prepared for the Series D inducement as discussed above, the Company will expense the fair value of the inducement warrants (valued using the Black-Scholes option pricing model) when the offer to exercise is accepted.

******************************************

We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at 240-499-2680.

Very truly yours,

/s/ Andrew Maslan
Andrew Maslan, CFO

Cc:	Martin James, Senior Assistant Chief Accountant, SEC
Kristen Lockhead, SEC
Martin Rosendale, Chief Executive Officer